[Dechert Price & Rhoads Letterhead]



                                  June 23, 1994


Lord Asset Management Trust
440 South LaSalle Street
Suite 3900
Chicago, IL  60605

Dear Sirs:

     In connection with the registration under the Securities Act of 1933 of an indefinite number of shares of beneficial interest of Lord Asset Management Trust (the "Trust"), we have examined such matters as we have deemed necessary to give this opinion.

     On the basis of the foregoing, it is our opinion that the shares have ben duly authorized and, when paid for as contemplated by the Trust's Registration Statement, will be validly issued, fully paid and non-assessable.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to all references to our firm therein.



                                       Very truly yours,


                                       /s/ Dechert Price & Rhoads